EXHIBIT 16.1

November 22, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated November 22, 2006 of Luby’s, Inc. and are in agreement with the statements contained in section (a), paragraphs one, two and three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the third paragraph in section (a) therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s fiscal year 2004 and 2005 financial statements.

/s/ Ernst & Young LLP